Filed by: Visionics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company: Visionics Corporation
                                                   Commission File No.:
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                      CONFERENCE CALL ON NOVEMBER 15, 2001

[Lynn Olstad opens the conference call with the following statements]

Good morning, before we proceed, we need to go though the company's safe harbor statement. The discussions today may contain forward-looking statements within the meaning of US securities laws. These include statements regarding intent, belief or current expectations of the Company and its management and are made in reliance upon the "safe harbor" provisions of the Securities Litigation Reform Act of 1995. Please note that any such forward-looking statements involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements or which may be projected on the basis of such forward-looking statements.

Among the most significant of these risks and uncertainties are the ability of the company to maintain operating profitability; to develop, introduce and build revenue and profit streams based on new products and services in existing and emerging markets; to execute on customer delivery and installation schedules and to adjust to changes in these schedules required by customers; to maintain adequate liquidity and working capital resources; and to manage the concentration of accounts receivable and other credit risks associated with selling products and services to governmental entities and other large customers. For a more complete description of these and other risk factors which may affect the company's future performance, see "Risk Factors" under Item 7 of the company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and the Company's S-3 dated August 30, 2001. Now I would like to hand over the call to Dr, Atick, chairman and CEO of Visionics.


[Dr. Joseph J. Atick's comments]

Good Morning everyone and thank you for joining us today.

With me on the call is Bob Gallagher, Visionics' Chief Financial Officer who will start this conference with an overview of our financial results for FY2001. He will also be providing guidance for FY2002.

After Bob's presentation I will resume with an operations and strategic briefing. We will then be happy to take your questions.

[Robert F. Gallagher's comments]

Thanks Joseph. As Joseph said, I will review the fiscal 2001 P&L ended September 30th and give guidance for fiscal 2002. I will discuss both 2001 and 2002 as I go through various P&L elements. I will then provide some balance sheet highlights as of September 30, 2001.


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With that brief introduction, I am happy to report record sales for fiscal 2001 of $30.5 million compared to $25.6 million in the prior year, a 19 percent increase. Looking at the two revenue generating product lines of live scan and facial recognition reveals a 13 percent growth in live scan and a 69 percent growth in facial recognition. For those of you new to Visionics, I want to point out both these gains are in line with our February 2001 guidance when we said live scan would grow 10 to 20 percent and facial recognition would grow 60 to 80 percent.

Looking forward to fiscal 2002, we expect year-over-year growth in our live scan business, including our new IBIS, of 20 to 30 percent. IBIS is our patented handheld wireless device incorporating fingerprinting technology with the ability to capture faces and take crime scene photos. Live scan sales growth could exceed 30 percent if the government implements a more wide scale screening process at the borders or if similar initiatives are implemented on an international basis.

For fiscal 2002, the facial recognition portion of the business is made up of revenue from software license fees, the sale of software developer kits, service revenue and revenue from our newly introduced Biometrics Network Platform, or BNP, which encapsulates the facial recognition software on a dedicated hardware platform. We expect the service portion of the business, where we provide contract services to partners, end customers, or government agencies, to grow at the 10 to 20 percent range. We expect year-over-year revenue growth for the remainder of our facial recognition business to be 250 to 350 percent. For facial recognition, we expect deployments of the Biometrics Network Platform to greatly accelerate growth, however, first we must have reference implementations so people get comfortable with the technology and its capabilities. We have been working very hard at educating both potential individual customers on the micro level as well as the FAA and congress on the macro level. The first 120 to 180 days of fiscal 2002 are being devoted to educating people on our capabilities. Consequently, first half of fiscal 2001 revenue will ramp slower accelerating above 50 percent sometime in the second half of the fiscal year.

Overall we expect year-over-year revenue growth of 35 to 50 percent. You all know making growth predictions are very difficult in these times. There are a massive number of initiatives in Washington that may dramatically increase the growth beyond the level we are predicting. As we can better access their impact, we will update you.

Moving on to product margins, in fiscal 2001 the live scan system business had 36 percent margin compared to 37 percent in the prior fiscal year. For the fourth quarter, margin rose to 40 percent compared to 28 percent in the prior year. The margin on our maintenance business shrank from 29 percent to 23.5 percent as we invested in our staffing and infrastructure. In the fourth quarter, maintenance margins were 16.7 percent as we made some hardware upgrades at cost on some of the older systems. We believe this will pay-off when the customers go to replace these systems in the next 12 to 18 months.


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While our FaceIt license gross margin was down from the previous fiscal year, it was still very solid at 83 percent. Our FaceIt service business gross margin decreased from 45 percent to 22. 6 percent as the revenue source for fiscal 2001 was dominated by DARPA, the Defense Advance Research Project Agency. This was also true in the fourth quarter when margins were 19.6 percent. I think you would all agree that, though lower margin, the DARPA work has allowed us to continue to advance the state of the art in facial recognition and has been very beneficial to the Company.

Looking forward to fiscal 2002, we expect live scan margins, including the new IBIS product, to be in a similar range to the 36 percent in fiscal 2001. It will depend on the product mix and what margins we actually see on the first revenue generating IBIS installations. The shrinkage in the maintenance business margins has been disappointing, but we are taking steps to move margins back to the 28.7 percent range achieved in fiscal 2000 by late 2002. We anticipate the FaceIt service business will still have substantial revenue from DARPA, but will also have a stronger commercial customer component and, therefore, we expect improved margins in this area.

Now that we have introduced the Biometric Network Platform as a dedicated hardware encapsulation of the FaceIt software, we have dramatically shifted the software from the higher margin licensing model to a combination model earning revenue form both hardware and software. Obviously, the hardware component makes this a lower margin business, but we firmly believe it will prove to be the right strategy as it accelerates top-line growth and ultimately profitability. Combined we expect the FaceIt license/product business to be a 45 to 55 percent margin business in FY02. It will depend on whether traction is obtained through going direct to customers, through reseller channels, or through our partners.

From an operating expense standpoint, fiscal 2001 was a year of investment. Sales and marketing was 15.3 percent of sales compared to 13.9 percent in the prior year. For the fourth quarter, it was 16.7 percent compared to 13.3 percent last year. In fiscal 2001, we invested in selling IBIS when we didn't yet have a product because the traditional government sales cycle is so long. Fiscal 2002 will continue to be a year of investment in sales and marketing as we have now introduced the Biometrics Network Platform and will need to educate potential customers of its capabilities. For fiscal 2002, we expect sales and marketing to be plus or minus one percent from 01's 15.3 percent.

Engineering and development expenses were 16.1 percent of fiscal 2001's sales compared to 15.1 percent in fiscal 2000. We invested in completing IBIS and in readying the Biometric Network Platform for introduction. While we will continue to invest in new products and to reduce the cost of our existing products, with the strong sales growth anticipated, we expect engineering and development, as a percent of sales, to decrease by 1 to 3 percent.

In fiscal 2001, we held general and administrative expenses in check not only as a percent of sales, but in real dollar terms too. General and administrative was
12.4 percent of sales compared to 14.2 percent in the prior year. While real dollar spending will accelerate slightly, we expect G&A to continue to decrease as a percent of sales in fiscal 2002.


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We are investing prudently to capitalize on our opportunities. We have identified a group of approximately 25 to 35 people that we have either added already or are recruiting for. These are positions primarily in sales and marketing as well as engineering development that we felt we must add immediately. We only plan additional positions once we see the speed and level of adoption of our technologies. Given that, we see the first half of 02 as one of continued investment and we expect the Company to return to profitability sometime in the second half of the fiscal year.

Our balance sheet is strong, with $9.7 million in cash, a current ratio of over 2, and no long-term debt. In addition, we successfully raised $20 million subsequent to year-end to fund our growth and possibly acquire additional technologies. We our well positioned for substantial future growth.

I will now turn it back over to Joseph to review our operational accomplishments for the year and discuss Fiscal 2002.


[Dr. Joseph Atick's comments]

Thank you Bob

I would like to begin by recapping our accomplishments in FY2001. I am doing this not to look back but in order to help you appreciate the position of strength from which we are going forward to tackle the significant opportunities ahead.

(I will focus on four)

(1) Completed transition from 2 to 4 lines of business--all related to our core mission of empowering identification through biometrics and all with shipping product offerings.

We added the Biometric Network Platform (BNP) and IBIS lines of business.

The BNP is a platform for building scalable biometric identification solutions. Visionics is the only company that has it today. I am pleased to say that all its modules but one are now complete and that the last one is in beta and we have begun to deliver products based on the platform.

One such product is FaceIt Argus--introduced in October -- which is a facial surveillance system that can handle an unlimited number of camera feeds.

With IBIS, we began field validation in October in Ontario CA. The results so far are phenomenal: In one week we identified almost a hundred individuals with criminal records including six fugitives with outstanding warrants for their arrest. This is the power of identification technology.


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The BNP, ARGUS and IBIS are all unique to Visionics. They had been in development long before September 11 but the need for them and their value proposition have become even more compelling since then. We expect they will provide us with significant growth and competitive differentiation going forward.

(2) Introduced our fourth generation facial recognition technology-- the so called FaceIt G4 engine: We are committed to staying a quantum leap ahead of competition and FaceIt G4 widens our leadership gap dramatically. It features improved accuracy, robustness with respect to viewing conditions, lighting, and database image quality.

(3) We enhanced and expanded our live scan product offering

Introduced the Digital Optical Deck earlier in the year and more recently a smaller and more portable version of our live scan product.

(4) We Grew Developer/Partner Network by adding 204 developer partners to the network. This represents a 110% in 1 year.

Our partners use our enabling technology and platform to develop products and pay us licensing fees.

With the introduction of FaceIt Argus as a finished product we have also established many of our partners as resellers of ARGUS and we have added some new significant ones. Among our partners: Tyco ADT, EDS, IBM Informix, and Raytheon.

Looking Strategically

Over the last year we have emerged as the leading biometric company with a broad portfolio of offerings that empowers human identification for public safety, law enforcement and security.

Our business strategy and vision were set in motion long before September 11. The investments that we had made position us today uniquely to be able to respond to the current phenomenal need.

I believe the tragic events of September 11 represent a paradigm shift for us.

Prior to that date our value proposition was not readily appreciated and we were in an industry challenged by adoption obstacles--privacy concerns and lack of will or money on the part of government and corporations to initiate security programs.

This all has changed. Public safety and security are now clear propositions appreciated by all (for example in a recent Harris poll 86% of the public is in support of using facial recognition to spot terrorists). Governments are holding hearings, looking to validate technology and are fast tracking bills and programs to adopt technology to improve public safety.


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Let me give you few concrete examples:

(a) this week the FAA is issuing an emergency mandate requiring fingerprint criminal history check on all airport/airline employees old and new within one year from today. The FAA estimates 700,000 employees will have to be fingerprinted initially and few hundred thousand on a yearly basis thereafter. This supercedes the old mandate which required fingerprinting of new employees only and gave the airports three years to comply. Naturally this is a very significant development for our fingerprint live scan business.

(b) FAA administers two programs that fund security at airports. These are the Airport Improvement Program (AIP)--which is funded annually from the Aviation Trust Fund and the Passenger Facility Charge (PFC) which is a fee added to passenger tickets.

The Aviation Trust Fund is expected to increase over prior years. Also the aviation security bill currently in conference between the house and senate includes provisions to increase the PFC by a few dollars per ticket. That supplement alone will provide an estimated 1-2 billion dollars annually of additional funding earmarked for security in airports.

(d) While airport security may be the most visible in the media, there are many other programs pertaining to Visa issuance, Immigration, border control, counter-terrorism, intelligence, law enforcement and criminal justice that are receiving massive expanded tasks, mandates, overhauling and funding.

I can go on....

There is no doubt we are operating in a new environment, one where our business has become a corner stone in our society's defense against crime and terrorism. Biometrics are now injected into terrorism bills, aviation security and defense appropriations as standard items.

So the need is there, how do we intend to respond to it? What is Our Strategy in the short and long terms?

I want to assure you that we are focused and we are staging the opportunities as follows:

First we are responding in those markets where the value proposition and need have already been established -- today those happen to be in the law enforcement, public safety and physical security markets -- for example criminal ID systems, surveillance, access control, border control, immigration, civil ID systems, etc. These will fuel our revenue growth over the next 18 months.


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Second in the next 12-18 months we will leverage our position of dominance in the above markets and will adapt our offerings into the next wave of significant adoption for biometrics which we anticipate will come from information security and transaction authentication. This is potentially a huge market and it may develop momentum as the country pulls out of recession and starts to invest in commerce infrastructure and corporate information security.

We still believe that associating people with their actions in order to protect financial or medical records and prevent ID fraud is a huge business but we also recognize that it will take some time to develop so we can afford to stage it.

A few words about marketing

Let me share with you a glimpse of our strategy for developing markets:

In the early phases we perform the role of advocacy and education -- we reach out to end users and decision makers to create awareness for our solution. We try to quickly validate and create demand. We then bring in our partners and resellers to help us deploy, manage and support the channel while we focus on the next campaign.

One such campaign is the airport campaign which many of you may be curious to hear more about.

The Airport Campaign:

This week we announced that Visionics is beginning the installation of our FaceIt ARGUS at two major international US airports.

Our objective is to establish Argus as an integral component in the next generation airport security systems alongside the currently mandated X-ray luggage scanners and metal detectors.

To do that we will work with airport authorities and law enforcement to establish a national validation program with participation from a collection of airports of varying sizes, throughput, operational complexity, passenger mix, etc. We will wire them with Argus to perform facial scanning against local database as well as a national watchlist accessible to all airports that join the consortium.

We are working with the FAA to architect concepts of operation, sharing validation data, and helping establish security standards. Our hope is that down the line this capability may be mandated. When that happens we will completely be in a new league.

There are of course many factors outside our control in this part of the process so please do not ask me what the time scale is for that. I believe it is the logical step but I cannot predict when. But even without federal mandates or standards, as I said before the


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congress and the FAA is encouraging airports to go beyond what was minimally required before 911 and they are willing to help them pay for these security improvements. We are promoting FaceIt Argus to airport authorities and local law enforcement who are now driving the demand for facial scanning and who are asking for an expanded role in the fight against terrorism and crime.

A word about revenue generation in this application: revenue is generated from the sale of FaceIt Argus systems to airports. The cost scales with the number of cameras or security checkpoints as well as with the size of the watchlist. It provides us with continuing revenue as airports add more checkpoints and databases grow. This is in addition to maintenance and upgrade revenue. The cost to a medium size airport could range between half a million and $1.5 million depending on how many security access lanes are covered with facial.

On the issue of accuracy:

You may ask how accurate is facial recognition? There is no responsible short answer to this question as it hinges on the quality of the images in the database and the degree of control. It also depends on whether you are performing 1-to-1 or 1-to-many matching and whether you can enroll people or must use pre-existing images for watchlist.

Recent studies by Britain's National Physical Lab have shown that our facial recognition is as accurate as the best finger biometric when you have control over the previously mentioned factors.

In the airport terrorist and criminal alarm scenario we do not have the luxury of enrolling terrorists, we have to use the information available to intelligence agencies including bad quality images.

Since September 11 we have completed scientific benchmarks on existing and simulated terrorist watchlists and we found that the probability of spotting any given terrorist can be in the 60-90% with low false alarm rates. This is phenomenal because it means that the majority of the terrorists and criminals will be spotted. This will deter terrorists from attempting to board planes because they know if they do there is a high probability they will be caught.

Some may intentionally try to misinterpret this probability and use it to try to knock down facial recognition but be aware of their agenda. Decision makers such as those in the FAA and airports would be pleased with these benchmarks. They validate our so called "noble shield" against terrorism and crime. I am confident that we can deliver great value in the real world.

On a personal note:

For those who are not familiar with the origin of the company...let me say as a founding CEO of the private Visionics Corporation I had for many years put a significant amount of my personal savings into the company, and when it merged with Digital Biometrics and became the public Visionics I did not sell a single share.


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I now have a personal obligation related to my family and to my need to purchase a home in New York. As a result I may need to sell a small amount -- on the order of few hundred thousand of my more than two million Visionics shares. I do not anticipate selling any more stock for the next fiscal year.

This financial need was anticipated over the summer and I had informed the board about it as far back as August. So please do not misinterpret this transaction. I am not selling out. I am fully committed to the company and will continue to work hard to accelerate its growth especially when I see how close we are to a breakthrough in the mass adoption of biometrics. I see the real action ahead.

Thank you for listening. Now, we would be happy to take your questions.


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